Exhibit 99.1

PROGRESSIVE WASTE SOLUTIONS LTD. REPORTS RESULTS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2012

Toronto, Ontario – July 25, 2012 – Progressive Waste Solutions Ltd. (the “Company”) (NYSE, TSX: BIN) reported financial results for the three and six months ended June 30, 2012.

-	Second quarter consolidated revenue growth of 1.3% to $475.4 million, with adjusted EBITDA(A) of $132.7 million and free cash flow(B) of $56.5 million
-
Excluding the quarter-over-quarter impact of foreign currency exchange (“FX”) and a $6.4 million decline attributable to recycled commodity prices, consolidated revenue and adjusted EBITDA(A) would have increased 4.4% and 4.0% to $490.1 million and $141.8 million, respectively

-	Consolidated core price grew 1.6% quarter-over-quarter
-	On track to achieve lower end of revenue and adjusted EBITDA(A), but higher end of free cash flow(B), guidance for 2012

Management Commentary
(All amounts are in United States (“U.S.”) dollars, unless otherwise stated)

“In the second quarter, I am pleased that our core business continued to demonstrate resilience in the face of this challenging economic environment.  We achieved consolidated revenue growth of 1.3% to $475.4 million and generated adjusted EBITDA(A) of $132.7 million and free cash flow(B) of $56.5 million.  Excluding the quarter-over-quarter impact of FX and a $6.4 million decline to revenues resulting from lower recycled commodity prices, revenue would have increased 4.4% to $490.1 million and adjusted EBITDA(A) would have increased 4.0% to $141.8 million,” said Joseph Quarin, Vice Chairman and Chief Executive Officer, Progressive Waste Solutions Ltd. “We had core price growth of 2.7% in Canada and 0.9% in the U.S., for a combined improvement of 1.6%. We achieved our objective of increasing pricing for our consolidated collection and transfer services, and our disposal services in Canada and U.S. south operations.”

Mr. Quarin continued, “Our Canadian and U.S. south operations both delivered another strong and stable performance in the quarter.  These two segments combined represent 83% of our total revenue and 88% of our total adjusted EBITDA(A), with adjusted EBITDA(A) margins of 36.3% in Canada and 28.6% in the U.S. south.  These segments grew in the period as a result of organic improvement and contributions from acquisitions and we are pleased with the performance.  In our U.S. northeast segment, our core commercial collection business remained solid in the second quarter, and we achieved higher adjusted EBITDA(A) margins on a sequential basis.  However, economic conditions continue to affect the pricing of recycled commodities as well as transfer and landfill volumes in this region.  We are executing on plans that we expect will improve our financial results in our U.S. northeast segment going forward.

“We are on track to achieve the lower end of our revenue and adjusted EBITDA(A) guidance for 2012, assuming there is no further deterioration in the economic environment affecting recycled commodity pricing or waste volumes,” Mr. Quarin added. “We expect to deliver consolidated revenue of about $1.88 billion, with adjusted EBITDA(A) of approximately $535 million, at parity. We estimate free cash flow(B) will be at the higher end of our guidance of $170 to $190 million.  We expect to achieve these results even with the significant decline in recycled commodity prices since May of this year. With our high levels of free cash flow(B)  and our balance sheet strength, we have significant resources to deploy to continue to create value for our shareholders.”

Reported revenues increased $5.9 million or 1.3% from $469.5 million in the second quarter of 2011 to $475.4 million in the second quarter of 2012.  Expressed on a reportable basis, at parity, revenues increased 3.0% quarter over quarter due in large part to a 3.5% increase attributable to acquisitions, and higher overall pricing and fuel surcharges which outpaced lower volumes and commodity values.  The impact on comparative revenues resulting from a decline in recycled commodity prices was 1.4%.

Progressive Waste Solutions Ltd. – June 30, 2012 - 1

Adjusted EBITDA(A) was $132.7 million, or (2.8)% lower, in the second quarter of 2012 versus $136.4 million in the same quarter a year ago.  Adjusted operating income(A) was $64.7 million, or (8.0)% lower, in the quarter compared to $70.3 million in the same period last year.  Adjusted net income(A) was $28.8 million, or $0.25 per weighted average diluted share (“diluted share”), compared to $33.7 million, or $0.28 per diluted share in the comparative period.

Share repurchases in the quarter totalled $31.2 million and dividends paid to shareholders totalled $16.2 million.  Together, this represents a combined $47.4 million return to shareholders in the second quarter of 2012 compared to $15.6 in the same quarter last year.

Year-to-date, reported revenues increased $21.3 million or 2.4% from $892.4 million in 2011 to $913.7 million.  Expressed on a reportable basis, and assuming Canadian and U.S. dollar parity, revenues increased 3.6% on a comparative basis for the six months ended which is due in large part to a 4.0% increase attributable to acquisitions, and higher overall pricing and fuel surcharges which outpaced lower volumes and commodity values.  The year-to-date impact on comparative revenues resulting from a decline in recycled commodity prices was 1.5%.

For the year-to-date period, adjusted EBITDA(A) was $249.0 million, or (4.1)% lower, in 2012 versus $259.7 million in the same period last year.  Excluding the impact of FX and the decline in recycled commodity pricing, adjusted EBITDA(A) would have been $265.4 million on a year-to-date basis.  Adjusted operating income(A) was $117.7 million, or (11.0)% lower, in the year-to-date period than the $132.2 million recorded in the same period last year.  Adjusted net income(A) was $52.9 million, or $0.45 per diluted share, compared to $61.9 million, or $0.51 per diluted share in the comparative period.

Share repurchases year-to-date totalled $60.5 million and dividends paid to shareholders totalled $31.0 million.  For the current year-to-date period, this represents a combined $91.5 million return to shareholders compared to $54.5 million a year ago.

Other highlights for the three and six months ended June 30, 2012
•	In July 2012, we exercised a portion of the accordion feature on our U.S. credit facility which increased our available lending by $131.1 million to $1.25 billion.
•	In July 2012, we exercised a portion of the accordion feature on our Canadian credit facility which increased our available lending by $70.0 million to $595 million.
•	In March 2012, we received a modification to our operating permit for the Ridge landfill that increased the amount of annual waste allowable at the site from 0.9 to 1.3 million tonnes annually.
•	We repurchased and cancelled approximately 2.9 million common shares year-to-date. At the close of the period, there were 115.4 million common shares outstanding.

2012 Outlook
The Company is updating its outlook assuming no change in the current economic environment affecting recycled commodity pricing or waste volumes for the balance of 2012.  Our outlook has been prepared assuming parity between the Canadian and U.S. dollar.

The outlook provided below is forward-looking.  Our actual results may differ materially and are subject to risks and uncertainties.

•	Revenue is estimated to be approximately $1.88 billion
•	Adjusted EBITDA(A) is estimated to be approximately $535 million
•	Amortization expense, as a percentage of revenue, is estimated to be about 14.2%
•	Capital and landfill expenditures, including internal infrastructure, are estimated to be $240 to $255 million
•	The effective tax rate is estimated to be between 39% and 40% of income before income tax expense and net loss from equity accounted investee
•	Cash taxes are estimated to be $48 to $50 million
•	Adjusted net income(A) per diluted share is estimated to be about $1.10
•	Free cash flow(B) is estimated to be $170 to $190 million, including additional internal infrastructure investment
•	Expected annual cash dividend of $0.56 Canadian (“C”) per share, payable on a quarterly basis

Progressive Waste Solutions Ltd. – June 30, 2012 - 2

Progressive Waste Solutions Ltd.
Condensed Consolidated Statements of Operations and Comprehensive Income or Loss
(“Statement of Operations and Comprehensive Income or Loss”)
For the periods ended June 30, 2012 and 2011 (unaudited - stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars, except share and net income or loss per share amounts)
	Three months ended		Six months ended
	2012	2011	2012	2011

REVENUES	$475,435	$469,512	$913,710	$892,362
EXPENSES
OPERATING	286,878	279,504	552,219	526,309
SELLING, GENERAL AND ADMINISTRATION	54,884	50,378	114,176	108,985
RESTRUCTURING	-	278	-	1,125
AMORTIZATION	68,370	66,467	132,024	129,286
NET GAIN ON SALE OF CAPITAL ASSETS	(366)	(356)	(750)	(1,779)
OPERATING INCOME	65,669	73,241	116,041	128,436
INTEREST ON LONG-TERM DEBT	13,974	16,542	28,238	33,060
NET FOREIGN EXCHANGE (GAIN) LOSS	-	(29)	7	(32)
NET LOSS (GAIN) ON FINANCIAL INSTRUMENTS	2,717	(429)	2,172	(2,355)
OTHER EXPENSES	52	609	105	795
INCOME BEFORE INCOME TAX EXPENSE AND NET LOSS
FROM EQUITY ACCOUNTED INVESTEE	48,926	56,548	85,519	96,968
INCOME TAX EXPENSE
Current	13,668	12,997	24,093	24,695
Deferred	6,866	6,922	10,961	12,542
	20,534	19,919	35,054	37,237
NET LOSS FROM EQUITY ACCOUNTED INVESTEE	15	22	19	26
NET INCOME	28,377	36,607	50,446	59,705

Foreign currency translation adjustment	(10,957)	4,780	(1,334)	18,754
Derivatives designated as cash flow hedges, net of
income tax $1,146 and $758 (2011 - $2,683 and $848)	(2,131)	(4,980)	(1,410)	(1,573)
Settlement of derivatives designated as cash flow hedges,
net of income tax $58 and ($79) (2011 - ($271) and ($403))	(110)	503	146	748
OTHER COMPREHENSIVE (LOSS) INCOME	(13,198)	303	(2,598)	17,929
COMPREHENSIVE INCOME	$15,179	$36,910	$47,848	$77,634

Net income per weighted average share, basic	$0.24	$0.30	$0.43	$0.49
Net income per weighted average share, diluted	$0.24	$0.30	$0.43	$0.49
Weighted average number of shares outstanding
(thousands), basic	116,416	120,748	117,152	121,220
Weighted average number of shares outstanding
(thousands), diluted	116,416	120,748	117,152	121,220

Progressive Waste Solutions Ltd. – June 30, 2012 - 3

Progressive Waste Solutions Ltd.
Condensed Consolidated Balance Sheets (“Balance Sheet”)
June 30, 2012 (unaudited) and December 31, 2011 (stated in accordance with accounting principles generally accepted in the United States of America (“U.S.”) and in thousands of U.S. dollars except issued and outstanding share amounts)
	June 30,	December 31,
	2012	2011
ASSETS
CURRENT
Cash and cash equivalents	$18,248	$14,143
Accounts receivable	213,670	212,099
Other receivables	374	414
Prepaid expenses	33,821	31,484
Restricted cash	474	452
Other assets	545	1,972
	267,132	260,564

OTHER RECEIVABLES	193	376
FUNDED LANDFILL POST-CLOSURE COSTS	9,390	9,200
INTANGIBLES	241,268	257,731
GOODWILL	793,948	774,409
LANDFILL DEVELOPMENT ASSETS	17,970	15,869
DEFERRED FINANCING COSTS	16,672	19,983
CAPITAL ASSETS	799,491	776,058
LANDFILL ASSETS	954,441	958,792
INVESTMENT IN EQUITY ACCOUNTED INVESTEE	3,947	3,973
OTHER ASSETS	78	649
	$3,104,530	$3,077,604

LIABILITIES
CURRENT
Accounts payable	$130,162	$115,292
Accrued charges	115,097	124,496
Dividends payable	15,854	14,540
Income taxes payable	455	10,693
Deferred revenues	18,430	17,645
Current portion of long-term debt	1,500	1,500
Landfill closure and post-closure costs	8,340	9,468
Other liabilities	3,863	3,484
	293,701	297,118

LONG-TERM DEBT	1,366,741	1,311,593
LANDFILL CLOSURE AND POST-CLOSURE COSTS	97,676	92,034
OTHER LIABILITIES	9,019	7,484
DEFERRED INCOME TAXES	87,556	76,234
	1,854,693	1,784,463

SHAREHOLDERS' EQUITY
Common shares (authorized - unlimited, issued
and outstanding - 115,222,146 (December 31, 2011 - 118,040,683))	1,777,555	1,824,231
Restricted shares (issued and outstanding - 185,000 (December 31, 2011 - 252,150))	(3,870)	(5,353)
Additional paid in capital	2,516	2,789
Accumulated deficit	(462,015)	(466,775)
Accumulated other comprehensive loss	(64,349)	(61,751)
Total shareholders' equity	1,249,837	1,293,141
	$3,104,530	$3,077,604

Progressive Waste Solutions Ltd. – June 30, 2012 - 4

Progressive Waste Solutions Ltd.
Condensed Consolidated Statements of Cash Flows (“Statement of Cash Flows”)
For the periods ended June 30, 2012 and 2011 (unaudited - stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars)
	Three months ended		Six months ended
	2012	2011	2012	2011

NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES
OPERATING
Net income	$28,377	$36,607	$50,446	$59,705
Items not affecting cash
Restricted share expense	624	179	1,358	353
Accretion of landfill closure and post-closure costs	1,306	1,276	2,614	2,545
Amortization of intangibles	12,887	11,936	25,815	24,100
Amortization of capital assets	34,237	32,151	68,136	64,600
Amortization of landfill assets	21,246	22,380	38,073	40,586
Interest on long-term debt (amortization of deferred financing costs)	1,678	1,362	3,368	2,715
Net gain on sale of capital assets	(366)	(356)	(750)	(1,779)
Net loss (gain) on financial instruments	2,717	(429)	2,172	(2,355)
Deferred income taxes	6,866	6,922	10,961	12,542
Net loss from equity accounted investee	15	22	19	26
Landfill closure and post-closure expenditures	(2,666)	(359)	(4,200)	(2,060)
Changes in non-cash working capital items	15,990	(19,059)	(9,753)	(53,692)
Cash generated from operating activities	122,911	92,632	188,259	147,286
INVESTING
Acquisitions	(41,861)	(77,655)	(48,405)	(90,035)
Restricted cash deposits	(20)	(12)	(22)	(12)
Proceeds from other receivables	99	119	223	234
Funded landfill post-closure costs	(74)	(81)	(160)	(179)
Purchase of capital assets	(33,885)	(33,031)	(71,271)	(48,933)
Purchase of landfill assets	(15,788)	(11,376)	(28,493)	(20,883)
Proceeds from the sale of capital assets	848	777	1,567	3,450
Investment in landfill development assets	(548)	(2,495)	(2,814)	(3,117)
Cash utilized in investing activities	(91,229)	(123,754)	(149,375)	(159,475)
FINANCING
Payment of deferred financing costs	-	-	(55)	(1,020)
Proceeds from long-term debt	80,046	133,130	178,987	236,613
Repayment of long-term debt	(56,664)	(85,953)	(122,509)	(170,769)
Proceeds from the exercise of stock options	-	563	310	855
Repurchase of common shares	(31,168)	-	(60,476)	(23,500)
Dividends paid to shareholders	(16,212)	(15,594)	(30,981)	(31,023)
Cash (utilized in) generated from financing activities	(23,998)	32,146	(34,724)	11,156
Effect of foreign currency translation on cash and cash equivalents	(436)	93	(55)	518
NET CASH INFLOW (OUTFLOW)	7,248	1,117	4,105	(515)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD OR YEAR	11,000	11,774	14,143	13,406
CASH AND CASH EQUIVALENTS, END OF PERIOD	$18,248	$12,891	$18,248	$12,891
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash and cash equivalents are comprised of:
Cash	$18,245	$12,891	$18,245	$12,891
Cash equivalents	3	-	3	-
	$18,248	$12,891	$18,248	$12,891
Cash paid during the period for:
Income taxes	$15,657	$16,349	$32,167	$31,392
Interest	$12,463	$14,982	$26,307	$31,278

Progressive Waste Solutions Ltd. – June 30, 2012 - 5

FX Impact on Consolidated Results
The following tables have been prepared to assist readers in assessing the FX impact on selected results for the three and six months ended June 30, 2012.

			Three months ended
	June 30, 2011	June 30, 2012	June 30, 2012	June 30, 2012	June 30, 2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(as reported)	(organic, acquisition and other non-operating changes)	(holding FX constant with the comparative period)	(FX impact)	(as reported)

Condensed Consolidated Statement of Operations
Revenues	$469,512	$14,238	$483,750	$(8,315)	$475,435
Operating expenses	279,504	11,984	291,488	(4,610)	286,878
Selling, general and administration	50,378	5,502	55,880	(996)	54,884
Restructuring expenses	278	(278)	-	-	-
Amortization	66,467	2,996	69,463	(1,093)	68,370
Net gain on sale of capital assets	(356)	(15)	(371)	5	(366)
Operating income	73,241	(5,951)	67,290	(1,621)	65,669
Interest on long-term debt	16,542	(2,358)	14,184	(210)	13,974
Net foreign exchange gain	(29)	29	-	-	-
Net (gain) loss on financial instruments	(429)	3,179	2,750	(33)	2,717
Other expense	609	(554)	55	(3)	52
Income before net income tax expense and
net loss from equity accounted investee	56,548	(6,247)	50,301	(1,375)	48,926
Net income tax expense	19,919	1,072	20,991	(457)	20,534
Net loss from equity accounted investee	22	(7)	15	-	15
Net income	$36,607	$(7,312)	$29,295	$(918)	$28,377

Adjusted EBITDA(A)(*)	$136,443	$(1,068)	$135,375	$(2,690)	$132,685
Adjusted operating income(A)(*)	$70,332	$(4,050)	$66,282	$(1,601)	$64,681
Adjusted net income(A)(*)	$33,674	$(3,912)	$29,762	$(915)	$28,847
Free cash flow(B)(*)(**)	$65,553	$(7,776)	$57,777	$(1,241)	$56,536

Note:
(*)Prior period amounts have been adjusted to conform to the current period's presentation.
(**)Please refer to the free cash flow section for further details.

Progressive Waste Solutions Ltd. – June 30, 2012 - 6

				Six months ended
	June 30, 2011	June 30, 2012	June 30, 2012	June 30, 2012	June 30, 2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(as reported)	(organic, acquisition and other non-operating changes)	(holding FX constant with the comparative period)	(FX impact)	(as reported)

Condensed Consolidated Statement of Operations
Revenues	$892,362	$32,347	$924,709	$(10,999)	$913,710
Operating expenses	526,309	31,996	558,305	(6,086)	552,219
Selling, general and administration	108,985	6,575	115,560	(1,384)	114,176
Restructuring expenses	1,125	(1,125)	-	-	-
Amortization	129,286	4,181	133,467	(1,443)	132,024
Net gain on sale of capital assets	(1,779)	1,022	(757)	7	(750)
Operating income	128,436	(10,302)	118,134	(2,093)	116,041
Interest on long-term debt	33,060	(4,538)	28,522	(284)	28,238
Net foreign exchange (gain) loss	(32)	39	7	-	7
Net (gain) loss on financial instruments	(2,355)	4,557	2,202	(30)	2,172
Other expense	795	(686)	109	(4)	105
Income before net income tax expense and
net loss from equity accounted investee	96,968	(9,674)	87,294	(1,775)	85,519
Net income tax expense	37,237	(1,598)	35,639	(585)	35,054
Net loss from equity accounted investee	26	(7)	19	-	19
Net income	$59,705	$(8,069)	$51,636	$(1,190)	$50,446

Adjusted EBITDA(A)(*)	$259,714	$(7,183)	$252,531	$(3,538)	$248,993
Adjusted operating income(A)(*)	$132,207	$(12,386)	$119,821	$(2,102)	$117,719
Adjusted net income(A)(*)	$61,903	$(7,775)	$54,128	$(1,215)	$52,913
Free cash flow(B)(*)(**)	$138,793	$(36,984)	$101,809	$(1,562)	$100,247

Note:
(*)Prior period amounts have been adjusted to conform to the current period's presentation.
(**)Please refer to the free cash flow section for further details.

Progressive Waste Solutions Ltd. – June 30, 2012 - 7

Other Financial Highlights
(all amounts are in thousands of U.S. dollars, excluding per share amounts)

	Three months ended		Six months ended
		June 30		June 30
	2012	2011	2012	2011

Operating income	$65,669	$73,241	$116,041	$128,436
Transaction and related costs - SG&A	1,082	458	1,370	773
Fair value movements in stock options - SG&A	(2,694)	(3,824)	(1,050)	1,520
Restricted share expense - SG&A	624	179	1,358	353
Restructuring expenses	-	278	-	1,125
Adjusted operating income	64,681	70,332	117,719	132,207
Net gain on sale of capital assets	(366)	(356)	(750)	(1,779)
Amortization	68,370	66,467	132,024	129,286
Adjusted EBITDA	$132,685	$136,443	$248,993	$259,714

Net income	$28,377	$36,607	$50,446	$59,705
Transaction and related costs - SG&A	1,082	458	1,370	773
Fair value movements in stock options - SG&A	(2,694)	(3,824)	(1,050)	1,520
Restricted share expense - SG&A	624	179	1,358	353
Restructuring expenses	-	278	-	1,125
Net loss (gain) on financial instruments	2,717	(429)	2,172	(2,355)
Other expenses	52	609	105	795
Net income tax expense or (recovery)	(1,311)	(204)	(1,488)	(13)
Adjusted net income	$28,847	$33,674	$52,913	$61,903

Adjusted net income
per weighted average share, basic(A)(*)	$0.25	$0.28	$0.45	$0.51
Adjusted net income
per weighted average share, diluted(A)(*)	$0.25	$0.28	$0.45	$0.51

Replacement and growth expenditures
Replacement expenditures	$35,736	$33,019	$72,110	$51,061
Growth expenditures	13,937	11,388	27,654	18,755
Total replacement and growth expenditures	$49,673	$44,407	$99,764	$69,816

Free cash flow(B)
Cash generated from operating activities (statement of cash flows)	$122,911	$92,632	$188,259	$147,286
Free cash flow(B)	$56,536	$65,553	$100,247	$138,793
Free cash flow (B)
per weighted average share, diluted	$0.49	$0.54	$0.86	$1.14

Dividends
Dividends declared (common shares)	$15,993	$15,605	$32,344	$30,910

Note:
(*)Prior period amounts have been adjusted to conform to the current period's presentation.

Progressive Waste Solutions Ltd. – June 30, 2012 - 8

Segment Highlights – Additional details regarding the FX impact on our comparative results can be found in the Foreign Currency sections of this report.
(all amounts are in thousands of U.S. dollars, unless otherwise stated)
			Three months ended
					June 30
	2011	2012	Change	2012	Change
	(as reported)	(holding FX constant with the comparative period)		(as reported)

Revenues	$469,512	$483,750	$14,238	$475,435	$5,923
Canada	$196,734	$206,494	$9,760	$198,179	$1,445
U.S. south	$179,177	$195,521	$16,344	$195,521	$16,344
U.S. northeast	$93,601	$81,735	$(11,866)	$81,735	$(11,866)

Operating expenses	$279,504	$291,488	$11,984	$286,878	$7,374
Canada	$108,823	$114,857	$6,034	$110,247	$1,424
U.S. south	$108,828	$120,265	$11,437	$120,265	$11,437
U.S. northeast	$61,853	$56,366	$(5,487)	$56,366	$(5,487)

SG&A (as reported)	$50,378	$55,880	$5,502	$54,884	$4,506
Canada	$15,649	$16,648	$999	$15,917	$268
U.S. south	$17,687	$19,285	$1,598	$19,285	$1,598
U.S. northeast	$7,614	$7,696	$82	$7,696	$82
Corporate	$9,428	$12,251	$2,823	$11,986	$2,558

EBITDA(A) (as reported)	$139,630	$136,382	$(3,248)	$133,673	$(5,957)
Canada	$72,262	$74,989	$2,727	$72,015	$(247)
U.S. south	$52,662	$55,971	$3,309	$55,971	$3,309
U.S. northeast	$24,134	$17,673	$(6,461)	$17,673	$(6,461)
Corporate	$(9,428)	$(12,251)	$(2,823)	$(11,986)	$(2,558)

Adjusted SG&A	$53,565	$56,887	$3,322	$55,872	$2,307
Canada	$15,649	$16,648	$999	$15,917	$268
U.S. south	$17,687	$19,285	$1,598	$19,285	$1,598
U.S. northeast	$7,614	$7,696	$82	$7,696	$82
Corporate	$12,615	$13,258	$643	$12,974	$359

Adjusted EBITDA(A)	$136,443	$135,375	$(1,068)	$132,685	$(3,758)
Canada	$72,262	$74,989	$2,727	$72,015	$(247)
U.S. south	$52,662	$55,971	$3,309	$55,971	$3,309
U.S. northeast	$24,134	$17,673	$(6,461)	$17,673	$(6,461)
Corporate	$(12,615)	$(13,258)	$(643)	$(12,974)	$(359)

Progressive Waste Solutions Ltd. – June 30, 2012 - 9

			Six months ended
					June 30
	2011	2012	Change	2012	Change
	(as reported)	(holding FX constant with the comparative period)		(as reported)

Revenues	$892,362	$924,709	$32,347	$913,710	$21,348
Canada	$368,654	$383,096	$14,442	$372,097	$3,443
U.S. south	$347,352	$382,928	$35,576	$382,928	$35,576
U.S. northeast	$176,356	$158,685	$(17,671)	$158,685	$(17,671)

Operating expenses	$526,309	$558,305	$31,996	$552,219	$25,910
Canada	$201,452	$211,971	$10,519	$205,885	$4,433
U.S. south	$209,110	$236,395	$27,285	$236,395	$27,285
U.S. northeast	$115,747	$109,939	$(5,808)	$109,939	$(5,808)

SG&A (as reported)	$108,985	$115,560	$6,575	$114,176	$5,191
Canada	$31,233	$32,772	$1,539	$31,831	$598
U.S. south	$34,470	$38,884	$4,414	$38,884	$4,414
U.S. northeast	$15,761	$15,693	$(68)	$15,693	$(68)
Corporate	$27,521	$28,211	$690	$27,768	$247

EBITDA(A) (as reported)	$257,068	$250,844	$(6,224)	$247,315	$(9,753)
Canada	$135,969	$138,353	$2,384	$134,381	$(1,588)
U.S. south	$103,772	$107,649	$3,877	$107,649	$3,877
U.S. northeast	$44,848	$33,053	$(11,795)	$33,053	$(11,795)
Corporate	$(27,521)	$(28,211)	$(690)	$(27,768)	$(247)

Adjusted SG&A	$106,339	$113,873	$7,534	$112,498	$6,159
Canada	$31,233	$32,772	$1,539	$31,831	$598
U.S. south	$34,470	$38,884	$4,414	$38,884	$4,414
U.S. northeast	$15,761	$15,693	$(68)	$15,693	$(68)
Corporate	$24,875	$26,524	$1,649	$26,090	$1,215

Adjusted EBITDA(A)	$259,714	$252,531	$(7,183)	$248,993	$(10,721)
Canada	$135,969	$138,353	$2,384	$134,381	$(1,588)
U.S. south	$103,772	$107,649	$3,877	$107,649	$3,877
U.S. northeast	$44,848	$33,053	$(11,795)	$33,053	$(11,795)
Corporate	$(24,875)	$(26,524)	$(1,649)	$(26,090)	$(1,215)

Progressive Waste Solutions Ltd. – June 30, 2012 - 10

Revenues
Gross revenue by service type
The table below presents gross revenue by service type prepared on a consolidated basis and includes the impact of FX.

	Three months ended						Six months ended
				June 30				June 30
	2012	%	2011	%	2012	%	2011	%

Commercial	$164,746	34.7	$161,385	34.4	$327,108	35.8	$315,929	35.4
Industrial	84,346	17.7	87,545	18.6	160,911	17.6	163,188	18.3
Residential	108,196	22.8	99,538	21.2	209,685	22.9	190,333	21.3
Transfer and disposal	163,579	34.4	171,154	36.5	304,445	33.3	312,707	35.0
Recycling	17,440	3.7	17,091	3.6	34,221	3.7	34,839	3.9
Other	6,690	1.4	6,291	1.3	12,050	1.3	10,634	1.2
Gross revenues	544,997	114.7	543,004	115.6	1,048,420	114.6	1,027,630	115.1

Intercompany	(69,562)	(14.7)	(73,492)	(15.6)	(134,710)	(14.6)	(135,268)	(15.1)
Revenues	$475,435	100.0	$469,512	100.0	$913,710	100.0	$892,362	100.0

Revenue growth or decline components – expressed in percentages and excluding FX
The table below has been prepared using reported revenues for 2012 and gross revenues for 2011.  The table has also been prepared assuming Canadian and U.S. dollar parity.  For 2011, the amounts are presented as if Waste Services, Inc.’s operations were combined with ours for the six months ended June 30, 2010.

	Three months ended		Six months ended
		June 30		June 30
	2012	2011 (*)	2012	2011 (*)

Price
Core price	1.6	1.5	1.4	1.7
Fuel surcharges	0.4	1.2	0.6	1.1
Recycling and other	(1.4)	0.4	(1.5)	0.4
Total price growth	0.6	3.1	0.5	3.2

Volume	(1.1)	0.3	(0.9)	0.4
Total organic (decline) growth	(0.5)	3.4	(0.4)	3.6

Acquisitions	3.5	6.1	4.0	6.6
Total growth excluding FX	3.0	9.5	3.6	10.2

FX	(1.7)		(1.2)
Total growth including FX	1.3		2.4

Note:
(*)Prior period amounts have been adjusted to conform to the current period's presentation.

Free cash flow(B)

Purpose and objective
The purpose of presenting this non-GAAP measure is to provide similar disclosures presented by other U.S. publicly listed companies in our industry and to provide investors and analysts with an additional measure of our value and liquidity.  We use this non-GAAP measure to assess our relative performance to our peers and to assess the availability of funds for growth investment, share repurchases, debt repayment or dividend increases.

Progressive Waste Solutions Ltd. – June 30, 2012 - 11

Free cash flow(B) - cash flow approach
	Three months ended			Six months ended
			June 30			June 30
	2012 (*)	2011	Change	2012 (*)	2011	Change

Cash generated from operating activities	$122,911	$92,632	$30,279	$188,259	$147,286	$40,973

Operating and investing
Stock option (recovery) expense	(2,694)	(3,824)	1,130	(1,050)	1,520	(2,570)
Acquisition and related costs	1,082	458	624	1,370	773	597
Restructuring expenses	-	278	(278)	-	1,125	(1,125)
Other expenses	52	609	(557)	105	795	(690)
Changes in non-cash working capital items	(15,990)	19,059	(35,049)	9,753	53,692	(43,939)
Capital and landfill asset purchases	(49,673)	(44,407)	(5,266)	(99,764)	(69,816)	(29,948)
Proceeds from the sale of capital assets	848	777	71	1,567	3,450	(1,883)

Financing
Net realized foreign exchange (gain) loss	-	(29)	29	7	(32)	39
Free cash flow(B)	$56,536	$65,553	$(9,017)	$100,247	$138,793	$(38,546)

Note:
(*)Capital and landfill asset purchases include infrastructure expenditures of approximately $3.300 and $6,900, for the three and six months ended June 30, 2012, respectively.

Free cash flow(B) – adjusted EBITDA(A)  approach
We typically calculate free cash flow(B) using an operations approach which is similar to the calculation required by our Canadian and U.S. facilities.

	Three months ended			Six months ended
			June 30			June 30
	2012 (*)	2011	Change	2012 (*)	2011	Change

Adjusted EBITDA(A)	$132,685	$136,443	$(3,758)	$248,993	$259,714	$(10,721)

Capital and landfill asset purchases	(49,673)	(44,407)	(5,266)	(99,764)	(69,816)	(29,948)
Proceeds from the sale of capital assets	848	777	71	1,567	3,450	(1,883)
Landfill closure and post-closure expenditures	(2,666)	(359)	(2,307)	(4,200)	(2,060)	(2,140)
Landfill closure and post-closure cost accretion expense	1,306	1,276	30	2,614	2,545	69
Interest on long-term debt	(13,974)	(16,542)	2,568	(28,238)	(33,060)	4,822
Non-cash interest expense	1,678	1,362	316	3,368	2,715	653
Current income tax expense	(13,668)	(12,997)	(671)	(24,093)	(24,695)	602
Free cash flow(B)	$56,536	$65,553	$(9,017)	$100,247	$138,793	$(38,546)

Note:
(*)Capital and landfill asset purchases include infrastructure expenditures of approximately $3,300 and $6,900, for the three and six months ended June 30, 2012, respectively.

Progressive Waste Solutions Ltd. – June 30, 2012 - 12

Long-term debt to adjusted EBITDA(A)
Our adjusted EBITDA(A) ratio prepared on a combined basis, assuming FX parity, is 2.61 times.

Foreign Currency
(in thousands of U.S. dollars unless otherwise stated)

We have elected to report our financial results in U.S. dollars.  However, we earn a significant portion of our revenues and earnings in Canada.  We have provided our guidance assuming parity between the Canadian and U.S. dollar.  If the U.S. dollar strengthens one cent our reported revenues will decline by approximately $7,600.  EBITDA(A) is similarly impacted by approximately $2,500, assuming a strengthening U.S. dollar.  The impact on net income for a similar change in FX rate, results in an approximately $1,000 decline.  Should the U.S. dollar weaken by one cent, our reported results will improve by similar amounts.

	2012			2011
	Condensed Consolidated Balance Sheet	Condensed Consolidated Statement of Operations and Comprehensive Income or Loss		Condensed Consolidated Balance Sheet	Condensed Consolidated Statement of Operations and Comprehensive Income or Loss
	Current	Average	Cumulative Average	Current	Average	Cumulative Average

December 31				$0.9833		$1.0109
March 31	$1.0009	$0.9988	$0.9988	$1.0290	$1.0142	$1.0142
June 30	$0.9813	$0.9899	$0.9943	$1.0370	$1.0334	$1.0237

Quarterly dividend declared
The Company’s Board of Directors declared a quarterly dividend of $0.14 Canadian per share to shareholders of record September 28, 2012.  The dividend will be paid on October 15, 2012.  The Company has designated these dividends as eligible dividends for the purposes of the Income Tax Act (Canada).

Progressive Waste Solutions Ltd. – June 30, 2012 - 13

Definitions of Adjusted EBITDA and Free cash flow

(A) All references to “Adjusted EBITDA” in this document are to revenues less operating expense and SG&A, excluding certain non-operating or non-recurring SG&A expense, on the consolidated statement of operations and comprehensive income or loss.  Adjusted EBITDA excludes some or all of the following: certain SG&A expenses, restructuring expenses, goodwill impairment, amortization, net gain or loss on sale of capital assets, interest on long-term debt, net foreign exchange gain or loss, net gain or loss on financial instruments, other expenses, income taxes and income or loss from equity accounted investee.  Adjusted EBITDA is a term used by us that does not have a standardized meaning prescribed by U.S. GAAP and is therefore unlikely to be comparable to similar measures used by other companies.  Adjusted EBITDA is a measure of our operating profitability, and by definition, excludes certain items as detailed above.  These items are viewed by us as either non-cash (in the case of goodwill impairment, amortization, net gain or loss on financial instruments, net foreign exchange gain or loss, deferred income taxes and net income or loss from equity accounted investee) or non-operating (in the case of certain SG&A expenses, restructuring expenses, net gain or loss on sale of capital assets, interest on long-term debt, other expenses, and current income taxes).  Adjusted EBITDA is a useful financial and operating metric for us, our Board of Directors, and our lenders, as it represents a starting point in the determination of free cash flow(B).  The underlying reasons for the exclusion of each item are as follows:

Certain SG&A expenses – SG&A expense includes certain non-operating or non-recurring expenses.  These expenses include transaction costs related to acquisitions, fair value adjustments attributable to stock options, restricted share expense and a non-recurring one-time charge resulting from the non-renewal of the Company’s former Vice Chairman and Chief Executive Officer’s agreement.   These expenses are not considered an expense indicative of continuing operations.  Certain SG&A costs represent a different class of expense than those included in adjusted EBITDA.

Restructuring expenses – restructuring expenses includes costs to integrate various operating locations with our own, exiting certain property and building and office leases, employee severance and employee relocation costs incurred in connection with our acquisition of WSI.  These expenses are not considered an expense indicative of continuing operations.  Accordingly, restructuring expenses represent a different class of expense than those included in adjusted EBITDA.

Goodwill impairment – as a non-cash item goodwill impairment has no impact on the determination of free cash flow(B).

Amortization – as a non-cash item amortization has no impact on the determination of free cash flow(B).

Net gain or loss on sale of capital assets – proceeds from the sale of capital assets are either reinvested in additional or replacement capital assets or used to repay revolving credit facility borrowings.

Interest on long-term debt – interest on long-term debt is a function of our debt/equity mix and interest rates; as such, it reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA.

Net foreign exchange gain or loss – as non-cash items, foreign exchange gains or losses have no impact on the determination of free cash flow(B).

Net gain or loss on financial instruments – as non-cash items, gains or losses on financial instruments have no impact on the determination of free cash flow(B).

Other expenses – other expenses typically represent amounts paid to certain management of acquired companies who are retained by us post acquisition and amounts paid to certain executives in respect of acquisitions successfully completed.  These expenses are not considered an expense indicative of continuing operations.  Accordingly, other expenses represent a different class of expense than those included in adjusted EBITDA.

Income taxes – income taxes are a function of tax laws and rates and are affected by matters which are separate from our daily operations.

Net income or loss from equity accounted investee – as a non-cash item, net income or loss from our equity accounted investee has no impact on the determination of free cash flow(B).

 (B) We have adopted a measure called “free cash flow” to supplement net income or loss as a measure of our operating performance.  Free cash flow is a term which does not have a standardized meaning prescribed by U.S. GAAP, is prepared before dividends declared and shares repurchased, and may not be comparable to similar measures prepared by other companies.  The purpose of presenting this non-GAAP measure is to provide disclosure similar to the disclosure provided by other U.S. publicly listed companies in our industry and to provide investors and analysts with an additional measure of our value and liquidity.  We use this non-GAAP measure to assess our performance relative to other U.S. publicly listed companies and to assess the availability of funds for growth investment, debt repayment, share repurchases or dividend increases.  All references to “free cash flow” in this document have the meaning set out in this note.

Progressive Waste Solutions Ltd. – June 30, 2012 - 14

About Progressive Waste Solutions Ltd.
As North America’s third largest full-service waste management company, we provide non-hazardous solid waste collection, recycling and disposal services to commercial, industrial, municipal and residential customers in 12 U.S. states and the District of Columbia and six Canadian provinces.  We serve our customers with vertically integrated collection and disposal assets.  Progressive Waste Solutions Ltd.’s shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.

To find out more about Progressive Waste Solutions, visit our website at www.progressivewaste.com.

Further Information
Progressive Waste Solutions Ltd.
Chaya Cooperberg
VP, Investor Relations and Corporate Communications
Tel:  (905) 532-7517
Email: chaya.cooperberg@progressivewaste.com

Management will hold a conference call on Wednesday, July 25, 2012, at 8:30 a.m. (ET) to discuss results for the three and six months ended June 30, 2012.  Participants may listen to the call by dialing 1-888-300-0053, conference ID 92969161, at approximately 8:20 a.m. (ET).  International or local callers should dial 647-427-3420.  The call will also be webcast live at www.streetevents.com and at www.progressivewaste.com. A supplemental slide presentation will be available at www.progressivewaste.com.

A replay will be available after the call until Wednesday, August 8, 2012, at midnight, and can be accessed by dialing 1-855-859-2056, conference ID 92969161.  International or local callers can access the replay by dialing 404-537-3406.  The audio webcast will also be archived at www.streetevents.com and www.progressivewaste.com.

Progressive Waste Solutions Ltd. – June 30, 2012 - 15